Mail Stop 3651

February 27, 2007

Evelyn Echevarria
Ace Securities Corp.
6525 Morrison Boulevard – Suite 318
Charlotte, North Carolina 28211

Re: **Ace Securities Corp.**
        Registration Statement on Form S-3
        Amendment No. 2; filed February 22, 2007
        File No. 333-131866

Dear Ms. Echevarria,

        We have limited our review of your filing for compliance with Regulation AB.
Please note that our limited review covers only those issues addressed in the comments
below. Please also note that our comments to either the base prospectuses and/or the
supplements should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so that we can better understand your disclosure. After reviewing this
information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects and welcome any questions you
may have about our comments or on any other aspect of our review. Feel free to call us
at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

        Please confirm that the depositor or any issuing entity previously established,
        directly or indirectly, by the depositor or any affiliate of the depositor has been
        current and timely with Exchange Act reporting during the last twelve months
        with respect to asset-backed securities involving the same asset class. Please refer

to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

*   *   *   *   *

If you have any questions regarding these comments, you may contact me at (202) 551-3315.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: <u>Via Facsimile</u>
        Reed D. Auerbach
        McKee Nelson LLP
        (917) 777-4299